Exhibit 99.2

QIWI PLC
12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, 1087-Nicosia, Cyprus
Tel.: +357 22-65-33-90, Fax: +357 22-76-09-18, E-mail: office@qiwi.com.cy, www.qiwi.com

NOTICE FOR THE CONVOCATION

OF AN EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS OF QIWI PLC (the Company)

Distributed electronically to:

All the shareholders of QIWI plc

Auditors of QIWI plc

December 19, 2023

THIS NOTICE IS GIVEN in accordance with the Regulations 54(a) and 55 of the Articles of Association of the Company (the Articles) to inform that an EXTRAORDINARY GENERAL MEETING of shareholders of the Company (the Meeting) will be convened and held on February 01, 2024 at 10.00 a.m. (Cyprus time) at the Company’s registered office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus.

The following agenda items are proposed for consideration and, if thought proper, for approval by the shareholders of the Company:

PART A

APPOINTMENT OF THE COMPANY’S AUDITOR

WHEREAS at the annual general meeting of shareholders of the Company held on June 05, 2023 KPMG Limited (Cyprus) were re-appointed as the Company’s Auditor (as this term is defined in the Articles) in accordance with the provisions of section 153 of the Companies Law, Cap. 113 to hold office from the conclusion of that annual general meeting until the conclusion of the next annual general meeting when they shall be eligible for re-election.

WHEREAS KPMG Limited (Cyprus) tendered their resignation as the Company’s Auditor on December 14, 2023.

WHEREAS in order to fill the casual vacancy in the office of the Company’s Auditor, the Board of Directors of the Company have recommended to appoint PAPAKYRIACOU & PARTNERS LIMITED, an independent registered public accounting firm in Cyprus, as the Company’s Auditor in accordance with the provisions of section 153 of the Companies Law, Cap. 113 to hold office from the conclusion of that extraordinary general meeting until the conclusion of the annual general meeting to be held in 2024 when they shall be eligible for re-election and to authorize the Board of Directors of the Company to fix the Company’s Auditor remuneration at their discretion.

WHEREAS in accordance with Regulation 79A(g) of the Articles the appointment of, and the fixing of the remuneration of, the Auditor requires the approval of an ordinary resolution of the general meeting of shareholders of the Company.

WHEREAS the Board of Directors of the Company have resolved to call an extraordinary general meeting of shareholders of the Company in order to fill the casual vacancy in the office of the Company’s Auditor in accordance with the provisions of the Articles.

THE FOLLOWING ORDINARY RESOLUTIONS ARE PROPOSED:

PART A

1.	THAT PAPAKYRIACOU & PARTNERS LIMITED, an independent registered public accounting firm in Cyprus, be and are hereby appointed as the Company’s Auditor to hold office from the conclusion of that extraordinary general meeting until the conclusion of the annual general meeting to be held in 2024 at which accounts are laid before the Company.

2.	THAT the Board of Directors of the Company be and are hereby authorized to fix the Company’s Auditor remuneration at their discretion.

RECORD DATE

Only the holders of class A shares and class B shares of the Company whose names are registered in the Register of Members of the Company on the end of business as of December 18, 2023, are entitled to attend and vote at the Meeting either personally or by proxy, and such proxy need not be a shareholder of the Company.

The holders of American Depositary Shares, each representing one class B share of the Company, (the ADSs Holders) should refer to Section “Information for ADSs Holders”.

PROXY

The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing, or, if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

The instrument appointing a proxy authorizing such proxy to attend the Meeting and to exercise discretion shall be in the form as attached in Annex A hereto or a form as near thereto as circumstances admit.

The instrument appointing a proxy authorizing such proxy to attend the Meeting and to vote on your behalf under your special instructions shall be in the form as attached in Annex B hereto or a form as near thereto as circumstances admit.

NOTE: In the sample instrument of proxy the name of the Deputy Chief Executive Officer of the Company (the Deputy CEO) is inserted as proxy. The Deputy CEO will attend the Meeting. Accordingly, should you wish you may sign and deposit the instrument of proxy to attend the Meeting and vote on your behalf as you will specifically instruct on the instrument of proxy. The Deputy CEO will not vote for any matter on any shareholder’s behalf unless the proxy includes specific voting instructions.

Original of any instrument of proxy or its notarially certified copy shall be deposited at the Company’s registered office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus, and a copy of such instrument of proxy shall be delivered to the Company by electronic mail to corporatelawyer@qiwi.com at any time BEFORE the time for holding the Meeting, i.e. by February 01, 2024 10.00 a.m. (Cyprus time) (the Cut Off Time).

Proxies deposited after the Cut Off Time shall not be treated as valid.

VOTING

Every shareholder present in person or by proxy at a general meeting of shareholders of the Company shall have such number of votes for each share of which they are the holders as are attached to the class of shares of which they are the holders. Pursuant to Regulation 5 of the Articles for so long as class A shares of the Company are in issue and are outstanding, each class A share of the Company confers upon its holder the right to ten (10) votes and each class B share of the Company confers upon its holder the right to one (1) vote at a general meeting of shareholders of the Company.

INFORMATION FOR ADSs HOLDERS

The ADSs Holders shall exercise their voting rights subject to the relevant provisions of the Deposit Agreement dated May 02, 2013, of which a copy is available for no charge at: https://www.sec.gov/Archives/edgar/data/1561566/000119312513161884/d426593dex43.htm.

MATERIALS

Copies of materials related to the Meeting, including this notice of the Meeting, forms of instruments appointing proxy are available for no charge in electronic form on the Company’s website: https://investor.qiwi.com/governance/general-meetings/.

Attached:

1.	Annex A – Sample of Proxy to exercise discretion.

2.	Annex B – Sample of Proxy to vote under instructions.

Yours faithfully,

/s/ Mr. Sergey Solonin
Mr. Sergey Solonin
Chairman of the Board of Directors
for and on behalf of QIWI plc

ANNEX A

SAMPLE OF PROXY TO EXERCISE DISCRETION

(To be printed out on the company’s letterhead)

PROXY / POWER OF ATTORNEY

I/We, (Insert Full Name of Shareholder) _________________________________________________________, shareholder of QIWI plc, Registration Number HE 193010 (the Company), after having received due notice (the Notice) for the Extraordinary General Meeting of shareholders of the Company, which is to be held on February 01, 2024 at 10.00 a.m. (Cyprus time) at the Company’s registered office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus (the EGM) and whilst acknowledging the matters stated in and disclosed by the Notice, hereby appoint (Insert Full Name of Proxy) _____________________________ (passport No.___________________________, residing at __________________________________________) (the Proxy), as my/our proxy to vote (either on a show of hands or on a poll) in my/our name and on my/our behalf at the EGM and at any adjournment thereof at his/her own discretion as the Proxy may deem appropriate and to demand a poll if the Proxy deems it appropriate.

Signed on the ____ day of ______________, 202__.

Signature: _________________

Name of Shareholder: _________________________

(To be stamped with the company’s seal)

ANNEX B

SAMPLE OF PROXY TO VOTE UNDER INSTRUCTIONS

(To be printed out on the company’s letterhead)

PROXY / POWER OF ATTORNEY

I/We, (Insert Full Name of Shareholder) _________________________________________________________, shareholder of QIWI plc, Registration Number HE 193010 (the Company), after having received due notice (the Notice) for the Extraordinary General Meeting of shareholders of the Company, which is to be held on February 01, 2024 at 10.00 a.m. (Cyprus time) at the Company’s registered office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus (the EGM) and whilst acknowledging the matters stated in and disclosed by the Notice, hereby appoint Mr. Philios Yiangou (passport No. ____________, issued by _______ on ___________, residing at ___________) (the Proxy), as my/our proxy to vote (either on a show of hands or on a poll) in my/our name and on my/our behalf at the EGM and at any adjournment thereof as specified below.

This instrument empowers and shall be used by the Proxy to vote for the below listed resolutions as stated below.

PART A

1.	THAT PAPAKYRIACOU & PARTNERS LIMITED, an independent registered public accounting firm in Cyprus, be and are hereby appointed as the Company’s Auditor to hold office from the conclusion of that extraordinary general meeting until the conclusion of the annual general meeting to be held in 2024 at which accounts are laid before the Company.

2.	THAT the Board of Directors of the Company be and are hereby authorized to fix the Company’s Auditor remuneration at their discretion.

Voting Authority and Instruction:

(please mark as appropriate)

ITEM OF AGENDA	FOR	AGAINST	ABSTAINED
PART A Resolution No.1
PART A Resolution No.2

By this instrument the Proxy is empowered and authorized to choose the chairman of the EGM pursuant to Regulation 62 of the Articles of Association of the Company and demand a poll pursuant to Regulation 64 of the Articles of Association of the Company, if the Proxy thinks fit.

Signed on the ____ day of ______________, 202__.

Signature: _________________

Name of Shareholder: _________________________

(To be stamped with the company’s seal)